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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 4)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                  EMCORE Corp.

                                (Name of Issuer)

                           Common Stock, no par value

                         (Title of Class of Securities)

                                    290846104

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  July 9, 2008
             (Date of Event which Requires Filing of this Statement)

If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 290846104


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,800,183
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,800,183

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,800,183

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)

         4.9% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------
(1) Based on 77,439,304 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

                                       2
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CUSIP No. 290846104

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
                                                                             / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,800,183
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,800,183

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,800,183

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)

         4.9%(1)

(14)     Type of Reporting Person (See Instructions)

         IN

-------------------
(1) Based on 77,439,304 shares of Common Stock outstanding, calculated in accordance with Rule 13D.

                                       3
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CUSIP No. 290846104


(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          3,800,183
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            3,800,183

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person

         3,800,183

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                                                                             / /

(13)     Percent of Class Represented by Amount in Row (11)

         4.9%(1)

(14)     Type of Reporting Person (See Instructions)

         OO

-------------------
(1) Based on 77,439,304 shares of Common Stock outstanding, calculated in accordance with Rule 13D.


                                       4
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CUSIP No. 290846104

Item 1.

         This Amendment No. 4 to Schedule 13D (this "Amendment No. 4") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on August 3, 2007 (the "Initial Schedule 13D"), as amended by Amendment No. 1 to Schedule 13D filed on August 24, 2007, Amendment No. 2 to
Schedule 13D filed on October 5, 2007 and Amendment No. 3 to Schedule 13D filed on March 5, 2008. Capitalized terms used in this Amendment No. 4 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 4 is being made to disclose the disposition of additional securities of the Issuer and report that the Reporting Persons are no longer beneficial owners of more than 5% of the Common Stock of Issuer. Except as otherwise set forth herein, this Amendment No. 4 does not modify any of the information previously reported by the reporting persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 4, each reporting person beneficially owns 3,800,183 shares of Common Stock, which are held of record by the Trust.

(b) The Reporting Persons have shared voting and dispositive power with respect to 3,800,183 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c) Since February 15, 2008, the Trust has sold shares of Common Stock in brokered transactions as follows:

              DATE                    NUMBER OF SHARES           PRICE PER SHARE

            6/2/2008                      (62,271)                  $ 7.5882
            6/3/2008                      (90,000)                  $ 7.9781
            6/4/2008                      (80,129)                  $ 7.6115
            6/5/2008                      (50,000)                  $ 7.6192
            6/6/2008                      (17,600)                  $ 7.6196
            6/10/2008                     (100,000)                 $ 7.1607
            6/11/2008                     (145,751)                 $ 7.1920
            6/12/2008                     (54,249)                  $ 7.2297
            7/3/2008                      (23,300)                  $ 5.2700
            7/8/2008                      (92,088)                  $ 5.1300
            7/9/2008                      (228,279)                 $ 5.3200
            7/10/2008                     (252,820)                 $ 5.1100
            7/11/2008                     (151,895)                 $ 4.9100
            7/14/2008                      (2,900)                  $ 4.9100
            7/15/2008                     (119,177)                 $ 4.8700
            7/16/2008                     (194,286)                 $ 5.2000
            7/17/2008                     (135,079)                 $ 4.9600
            7/18/2008                     (117,510)                 $ 4.8700
            7/21/2008                     (116,957)                 $ 5.1000
            7/22/2008                     (151,001)                 $ 5.1000
            7/23/2008                     (165,990)                 $ 5.3800
            7/24/2008                     (115,262)                 $ 4.9500

                                       5
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(d) Not applicable.

(e) Reporting Persons ceased to be the beneficial owners of more than five percent of Issuer's Common Stock on July 24, 2008.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1, David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 4 to
         Schedule 13D.


                                       6
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SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.



Dated:  July 24, 2008                  /s/ David Gelbaum
                                       -----------------------------------------
                                       David Gelbaum, Co-Trustee of
                                       The Quercus Trust



                                       /s/ David Gelbaum, Attorney-in-fact for
                                           Monica Chavez Gelbaum
                                       -----------------------------------------
                                       Monica Chavez Gelbaum, Co-Trustee of
                                       The Quercus Trust



                                       /s/ David Gelbaum
                                       -----------------------------------------
                                       The Quercus Trust, David Gelbaum,
                                       Co-Trustee of The Quercus Trust

                                       7
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CUSIP No. 290846104


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 4 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 4 to the Schedule 13D with respect to the Common Stock of EMCORE Corp. is a joint filing being made on their behalf.



Dated:  July 24, 2008                  /s/ David Gelbaum
                                       -----------------------------------------
                                       David Gelbaum, Co-Trustee of
                                       The Quercus Trust



                                       /s/ David Gelbaum, Attorney-in-fact for
                                           Monica Chavez Gelbaum
                                       -----------------------------------------
                                       Monica Chavez Gelbaum, Co-Trustee of
                                       The Quercus Trust



                                       /s/ David Gelbaum
                                       -----------------------------------------
                                       The Quercus Trust, David Gelbaum,
                                       Co-Trustee of The Quercus Trust






                                       8